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Binding Term Sheet
between
Rogers Wireless Inc. (“Wireless”)
and
Rogers Communications Inc. (“RCI”)

FOR THE PROVISION OF CUSTOMER
CARE SERVICES AND SALES

1.	General Description:	This binding term sheet is intended to set out the terms and conditions under which RCI will provide customer care services to Wireless.

2.	Term:	Indefinite term, commencing January 1, 2002 and continuing until terminated in accordance with this term sheet.

3.	Performance Metrics:	RCI shall use its commercially reasonable efforts to meet the performance objectives set out below. It is agreed that these metrics will be used, via a weekly scorecard in the form attached as Schedule A, or in the monthly statistics package to track and analyze results. Variance analysis will be provided when there is a 5% gap between either the objective and/or actual result or the previous month(s) and current month. Further metrics may be added as agreed to by RCI and Wireless. Where applicable, monthly targets and actual results will be measured for each of Core ICC, Paygo, DCC and Messaging.

(a) Service Levels
“Service Level” is defined as the number of CSR calls handled within 20 seconds divided by the number of CSR calls offered. This is calculated on a weighted-average basis nationally.

Committed service levels are as follows:

• Incoming Call Centres (“ICC”) (including Retention): 80%

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	•	Dealer Call Centres (“DCC”): 80%

	•	Common: 80%

	•	Messaging: 70%

	•	Prepaid: 60%

	•	Montreal accounts receivable: 50%

(b)	Customer Base Calling
Wireless is responsible to estimate and to use its commercially reasonable efforts to reduce the volume of CSR handled calls. RCI is responsible to provide Wireless with ongoing reports (not less often than monthly) on call volume drivers. The estimated volume of CSR handled calls will be as set out in the Customer Care budget approved by RCI and Wireless in accordance with this term sheet. A reforecast of call volumes will be provided by Wireless one month prior to the commencement of each calendar quarter.

Wireless will also work with RCI to ensure changes in the business are communicated on a timely basis that will have an impact on call volumes and AHT (as defined below).

(c)	Sales per month RCI will use its commercially reasonable efforts to meet the quota of sales of new and additional services, in accordance with the programs developed by Wireless.

(d)	Average Handle Time (“AHT”) represents the average time, expressed in seconds, for a CSR to complete a call including all work related to that call. RCI is responsible for ensuring that processes are consistent across all call centres. RCI and Wireless are jointly responsible to establish appropriate targets and to reduce AHT.

(e)	Percent Customer Base Calling (“CBC”) (Total): The total offered load generated by Wireless customers in a month. This includes the interactive voice recognition (“IVR”) handled load. For purposes of determining staffing levels Wireless will

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provide % CBC for both CSR and IVR calls.

(f)	% Adjustments. The total discretionary adjustments (credits) as a percent of revenue given by RCI to customers of Wireless. Wireless will provide approval thresholds, monthly objectives and results. Both parties agree to use their commercially reasonable efforts to minimize adjustments.

(g)	Hardware Upgrades (HUP) per Month; HUP Exceptions/month: The total number of Hardware Upgrades per month approved by RCI as well as the total number of HUP exceptions processed by RCI each month. The HUP objectives shall be in accordance with the approved Wireless HUP program. Wireless will provide and monthly results for Hardware Upgrades. Exceptions to HUP will be reviewed jointly by RCI and Wireless for further action.

(h)	Sales per month: The number of up/cross sales per month completed by RCI. Wireless will provide monthly results.

(i)	% Occupancy: RCI will provide monthly objectives and results. % Occupancy is defined as (total staffed time — available time) / total staffed time.

(j)	Abandoned Calls represents the difference between CSR calls offered and CSR calls handled expressed as a percentage of total CSR calls offered. RCI will be responsible to ensure abandoned calls remain within budgeted target levels.

(k)	IVR Calls Handled: Total number of calls handled completed by the IVR. RCI will provide the monthly objectives and results.

(l)	CSR Calls Offered: Aggregate number of all offered calls to the RCI call centres by Wireless customers (Total Calls Offered-IVR Handled). RCI will provide monthly objectives and results.

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(m)	CSR Calls Handled: Aggregate number of all calls handled by the Customer Service Consultants. RCI will provide the monthly objectives and results.

(n)	Percent Repeat Calls: The percentage of calls generated by the same Wireless customer. A repeat call is defined as at least 3 calls generated by the same customer over a rolling 30-day period. Wireless will provide the monthly objectives and results.

(o)	Accounts Receivable: Wireless agrees to report on A/R metrics for all but the Montreal A/R group. Customer Care agrees to report on the same measures for the Montreal A/R group.

(p)	Total Calls Offered: Wireless is responsible for aggregate total offered call volume objectives. Wireless will work to reduce calls offered. The targeted volumes are as set out in the approved Customer Care budget.

4.	Cost per Call
It is the responsibility of RCI to meet the cost per call objectives, based on the Customer Care budget approved in accordance with this term sheet. The cost per call is defined as the operating expense net of sales commissions by call centre type (eg. skill type) divided by total handled calls by call centre type.

The committed costs per call are guaranteed by RCI and any required adjustments are made annually. The guaranteed costs for 2002 are as follows:

ICC	$8.96
DCC	$8.60
Messaging	$9.83
Prepaid	$6.07
Common	$7.80 (Wireless share)

Actual amounts incurred will be calculated at end of each year in accordance with the methodology set out in Schedule “C”.

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RCI shall be responsible for all costs exceeding the prescribed cost per call, determined on a category by category basis. Any adjusting payments shall be determined as at December 31 and payment made by January 31 of the following year.

Additional services to be provided by RCI must be agreed upon in writing by both RCI and Wireless and will be invoiced on an actual cost basis with RCI being responsible for tracking and reporting such costs. In the case of services provided by existing call centre groups such as retention activities and the Montreal Accounts Receivable group, the costs will be determined by taking the total call volume related to this activity, multiplied by the AHT of the call, multiplied by the variable per minute cost of the RCI customer care group.

For the start up of new call centres and the expansion of common call centres as well as activities such as system migration, RCI and Wireless will jointly establish a budget with respect to these activities and costs will be invoiced on an actual basis. Costs for their activities will be invoiced on a monthly basis and RCI and Wireless will jointly work to bring costs in on budgeted amounts.

In the case of start up of new call centres, RCI and Wireless will agree on the determination of the start up period and after this period the cost per call charged to Wireless by RCI will be governed by this agreement.

5.	Bi-Weekly Settlement:	On a bi-weekly basis, Wireless shall reimburse amounts owing to RCI, based on estimated payroll costs.

Each of RCI and Wireless shall co-operate to complete a full monthly reconciliation, based on all applicable costs and estimated sales commissions with a final settlement taking place at the end of each calendar month.

6.	Capital Costs:	All capital costs incurred by RCI on behalf of Wireless shall be in accordance with the capital budget approved at the beginning of the financial year except for the replacement or repair of existing facilities. All such expenditures shall

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be subject to the Commitment Authorization process established for the Rogers group of companies. No expenditures are to occur without the written approvals as required by that policy, except for the replacement or repair of existing facilities. All assets purchased shall be the property of Wireless.

7.	Budget Process:	RCI and Wireless will establish an annual Customer Care budget, prior to the commencement of each financial year. The Customer Care budget and any other expenses, other than those required by RCI to meet the guaranteed cost per call and other operating criteria specified in this agreement, shall be subject to the approval of RCI and Wireless in accordance with the Budgeting and Commitment Authorization process established for the Rogers group of companies.

8.	Sales Commitment:	RCI will use commercially reasonable efforts to achieve the jointly determined sales goals (sales per month, being activation of new core and prepaid Subscriptions-Boxed and Pay as You Go).

Wireless and RCI agree that sales performance will be reviewed on or before December 31, 2002.

9.	Sales Compensation:	RCI will be entitled to compensation for its sales activities in accordance with Schedule “B”, subject to change by Wireless on not less than 45 days written notice. RCI’s compensation will be the same base activation commission paid by Wireless to its retail distribution generally from time to time, but for greater certainty excluding residual commissions.

10.	Marketing & Promotions	Wireless will use its commercially reasonable efforts to promote the RCI call centres as a distribution channel for Wireless products and services. RCI and Wireless will cooperate and consult in establishing promotions for the RCI call centres. RCI will be entitled to cooperative advertising funding in accordance with Wireless’ standard policies in this regard.

11.	Obligations of RCI:	(a) RCI will use its commercially reasonable efforts to

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develop and promote sales of Wireless’ products and services and to diligently maintain and promote the public image of Wireless as Canada’s leading supplier of wireless communications services.

		(b)	RCI shall perform the services in a professional and workman-like manner and in accordance with the highest industry standards.

		(c)	A senior representative of RCI Call Centre Management will use commercially reasonable efforts to attend each weekly Wireless Operations meeting and each monthly Services meeting, as well as the monthly RCI CEO/CFO/controller meetings.

		(d)	RCI will be responsible for sourcing, coordinating and managing third party call centre services, subject to the prior written approval of Wireless, which will not be unreasonably withheld.

12.	Employees:	All personnel engaged in the provision of the customer care services shall be the permanent or temporary employees of RCI staff or third party service providers engaged by RCI.

13.	Exclusivity:	During the term RCI shall not promote or offer for sale or rent the products and services of any other wireless service provider.

14.	Termination for Convenience:	This Agreement may be terminated by either party at any time after December 31, 2002 upon ninety (90) days written notice to the other.

15.	Termination for Cause:	Either party may immediately terminate this agreement by written notice to the other (the “Defaulting Party”) if:

		a)	the Defaulting Party is in default under this agreement and such default continues for after thirty (30) days notice of such default; or

		b)	bankruptcy or insolvency proceedings are instituted by or against the Defaulting Party, the Defaulting Party is adjudicated as bankruptcy, becomes insolvent, makes an assignment for the benefit of creditors or proposes or makes any arrangements for the liquidation of its debts or a receiver and manager is appointed with respect to all or any part of the assets of the Defaulting Party.

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16.	Confidential Information; Privacy:	RCI acknowledges that all information concerning subscribers to Wireless services is the confidential and proprietary information of Wireless. RCI agrees that it shall not disclose any such information to a third party unless required by law or regulation or as may be permitted in writing by Wireless.

17.	No Consequential Damages:	Neither of the parties shall be liable to the other party for consequential damages (including without limitation loss of profits, loss of business opportunities, loss of revenue or loss of property) arising directly or indirectly from any breach of this agreement, fundamental or otherwise or from any tortious acts or omissions of either party.

18.	Binding Agreement:	This agreement shall enure to the benefit of and be binding upon Wireless and RCI and their respective successors and assigns and is the entire agreement between the parties with respect to its subject matter and supercedes all prior documents and agreements. No amendment or modification of this agreement shall be binding on the parties unless made in writing and duly executed by both RCI and Wireless.

ROGERS WIRELESS INC.		ROGERS COMMUNICATIONS INC.

By:		By:

	Nadir Mohamed		Edward S. Rogers
	President & CEO		President and CEO

By:		By:

	John Gossling		Alan Horn
	Senior Vice-President		Vice President, Finance
Finance & CFO

By:		By:

	Jim Lovie		Bob Stark
	Executive Vice-President,		Vice-President,
	Sales, Service & Distribution		Customer Care

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SCHEDULE “A”
TO ROGERS WIRELESS/ROGERS COMMUNICATIONS INC.
TERM SHEET

FORM OF CUSTOMER CARE SCORECARD

	ACTUAL RESULTS - [insert date] , 2002								TARGETS
								YTD		YTD	Dec 31
Metrics	January	February	March	April	May	June	MTD July	(June)	MTD July	(June)	2002
Service Level
ICC
DCC
Messaging
Prepaid
Cost Per Call
ICC
DCC
Messaging
Prepaid
Call Volume (in 000s)
ICC
DCC
Messaging
Prepaid
Sales
Enhanced Services*
Employee Satisfaction
Total Customer Care
Service Quality
Total Customer Care

*	Enhanced Services sales results are from the WINCOMM report provided by the Wireless Commissions group. Reported unit numbers contain non-sales maintenance and dealer transactions. Effective July 2002, RCI Customer Care and Wireless Commissions will have implemented rules and procedures to rectify this situation.

**	Wireless Enhanced Services results are prepared on a monthly basis but are only made available 2 or 3 weeks after month-end due to processing delays.

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SCHEDULE “B”
TO ROGERS WIRELESS/ROGERS COMMUNICATIONS INC.
TERM SHEET

COMPENSATION

Effective July 1, 2002

A.	PAYMENT OF COMMISSIONS

1.	Commission Payments.

         Unless otherwise set out in this Schedule “A”, Wireless shall pay Commissions to monthly, approximately fifteen (15) days after the end of each month. At approximately the same time as Commissions are paid by Rogers Wireless Inc. to RCI, Rogers Wireless Inc. shall provide to RCI by e-mail or in hard-copy format, a statement (a “Commission Statement”) setting out, among other things, the basis upon which the amount of such Commissions was determined.

2.	Errors and Omissions.

         RCI agrees to review each Commission Statement upon its receipt and to promptly notify Rogers Wireless Inc. of any errors or omissions contained therein. Each Commission Statement will be binding on RCI sixty (60) days after Rogers Wireless Inc.’s delivery thereof to RCI and, after such time, Rogers Wireless Inc. shall not be obligated to adjust the amount of any Commissions paid to RCI for the period covered by such Commission Statement.

B.	INTERPRETATION

3.	Definitions.

         In this Schedule “A” the following terms shall have the following meanings:

         “Base Voice Commission” means a one-time Commission payment, payable by Rogers Wireless Inc. to RCI as compensation for the solicitation of a new Subscription to the Wireless Voice Service.

         “Charge Back” has the meaning specified in Section 2.3 of this Schedule “A”.

         “Commissionable Revenue” means, for any period of time with respect to a Customer, the aggregate of all amounts actually collected by Rogers Wireless Inc. from such Customer with respect to properly billed charges for (i) local airtime use, (ii) monthly service fees for the use of the Wireless Voice Services, and (iii) any other items that Rogers Wireless Inc. may, in

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its sole discretion, determine. The aggregate of the foregoing amounts will be adjusted by charges or credits that Rogers Wireless Inc. may make from time to time in the normal course of its business. Commissionable Revenue does not include any amounts that Rogers Wireless Inc. has billed Customers with respect to the above items that have been written off as uncollectable or any such amounts that Rogers Wireless Inc. later recovers (as a result of the efforts of a collection agency or otherwise). Commissionable Revenue also does not include any amounts with respect to any charges for the following:

(a)	long distance services, access, use, features or options;

(b)	service initiation fees;

(c)	system access fees;

(d)	international roaming;

(e)	late payment charges;

(f)	customer referral bonuses;

(g)	transfers from account;

(h)	changes in telephone numbers;

(i)	directory listings;

(j)	misapplied payments;

(k)	all applicable taxes, including provincial sales tax, telecommunication service tax and Goods and Services Tax;

(l)	contra account; and

(m)	any charges not related to use or access.

         “One Hundred Eighty Days Following Activation” means with respect to each Subscription solicited by RCI, the period commencing on the date of the Subscription and ending one hundred eighty (180) days following the date of the Subscription.

         “Margin Based Product” has the meaning specified in Section 6 of this Schedule “A”.

         “Optional Feature” means a value added service or feature associated with the Wireless Voice Services which may be offered by Rogers Wireless Inc. in its sole discretion and which generates revenues for Rogers Wireless Inc.

         “Residual Commissions” means Commissions that are calculated as a percentage of the Commissionable Revenues and payable over a specified period of time.

         “Wireless Data Services” means the wireless communications services offered by or through Rogers Wireless Inc. or its Affiliates, excluding Wireless Voice Services.

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         “Wireless Voice Services” means the wireless voice only communications services offered by or through Rogers Wireless Inc. or its Affiliates, both analogue and digital, including Personal Communications Services (PCS).

C. COMMISSIONS

1.	General.

         Rogers Wireless Inc. agrees to pay the following Commissions to RCI with respect to Subscriptions to Wireless Voice Services (other than activations to Margin Based Products).

2.	Base Voice Commissions.

         Subject to the terms and conditions of this Section 2, Rogers Wireless Inc. agrees to pay a Base Voice Commission to RCI with respect to each new Subscription to the Wireless Voice Services (other than activations to Margin Based Products) that is solicited by RCI.

2.1	The amount of the Base Voice Commission payable by Rogers Wireless Inc. with respect to a new Subscription shall be as set out in the following table:

	Rate Plan with		Rate Plan with
	Monthly Service		MSF of $ 40 + and
	Fee (“MSF”) in	Rate Plan with	Corporate Rate
	the $10 - $19.99*	MSF in the $20 -	Plan (does not
Term	Range	$39.99 Range	include EPP Plans)
Monthly	N/A	$25	$25
1 Year	$25	$75	$150
2 Year	$25	$100	$150

* 2 in 1 Plan will be commissioned at $50

2.2	Notwithstanding anything else contained in this Schedule “A”, Rogers Wireless Inc. shall not be obligated to pay any Base Voice Commission to RCI with respect to a Subscription if (i) the Customer has ceased to be a Customer of the Wireless Voice Services at any time and for any reason during the ninety (90) day period immediately preceding the date of such Subscription, or (ii) Rogers Wireless Inc. has paid or is obligated to pay a Base Voice Commission to any other Person with respect to such Subscription.

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2.3	RCI agrees that 100% of the Base Voice Commission with respect to each Subscription, will be fully earned only if the Customer (i) uses the Wireless Voice Services continuously for the One Hundred Eighty Days Following Activation, and (ii) pays to Rogers Wireless Inc. Commissionable Revenue in an amount not less than the Base Voice Commission during such period. If the Customer fails to satisfy these conditions, then Rogers Wireless Inc. will require the repayment (“Charge Back”") of all or part of the Base Voice Commission as follows:

(a)	if the Customer de-activates from the Wireless Voice Service for any reason during the One Hundred Eighty Days Following Activation and payment of an amount at least equal to the Customer’s initial invoice has been received by Rogers Wireless Inc. (which shall include the application of any security deposit given to Rogers Wireless Inc. by the Customer to the Customer’s account), Rogers Wireless Inc. will Charge Back (by deducting an amount from the Commissions payable to RCI or otherwise) an amount that shall be determined by multiplying (i) the Base Voice Commission, by (ii) the number (expressed as a percentage) set out in the table below opposite the month during the One Hundred Eighty Days Following Activation that such de-activation occurred.

Month of De-Activation	Multiplier
On or before Month one	100%
Month two	90%
Month three	80%
Month four	70%
Month five	60%
Month six	50%

(b)	if the Customer continues to use the Wireless Voice Services for the One Hundred Eighty Days Following Activation and at the end of such period, Rogers Wireless Inc. has not received Commissionable Revenue from the Customer equal to the applicable Base Voice Commission, Rogers Wireless Inc. will Charge Back (by deducting an amount from the Commissions payable to RCI) an amount equal to the amount by which (i) the Base Voice Commission exceeds (ii) the aggregate of all Commissionable Revenue for such period.

(c)	if the Customer de-activates from the Wireless Voice Service for any reason during the One Hundred Eighty Days Following Activation and payment of an amount at least equal to the Customer’s initial invoice has not been received by Rogers Wireless Inc. (which shall include the application of any security deposit given to Rogers Wireless Inc. by the Customer to the Customer’s account), Rogers Wireless Inc. will Charge Back (by deducting an amount from the Commissions otherwise

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payable to RCI or otherwise) an amount equal to the Base Voice Commission that was paid to RCI.

2.4	Notwithstanding any other provision of this Schedule “A”, Rogers Wireless Inc. may, in its sole discretion, upon thirty (30) days written notice to RCI, Charge Back (by deducting an amount from the Commissions payable to RCI otherwise), 100% of any Base Voice Commission paid to RCI with respect to a Subscription if Rogers Wireless Inc. reasonably believes that RCI acted fraudulently with respect to such Subscription or if the Customer de-activates due to, without limitation, buyer’s remorse or an activation in error. In addition, Rogers Wireless Inc. shall be entitled to Charge Back for all reasonable liquidated damages it has incurred due to any such fraudulent activity or de-activation.

2.5	The amount of the Base Voice Commission payable by Rogers Wireless Inc. with respect to a new Subscription in accordance with this Section 2 shall be increased or decreased (as set out below) if, at any time during the Adjustment Period (as defined below), the Customer changes its rate plan (a “Rate Plan Change”) to: (i) a service or product for which no Commission or other compensation is payable, for example a Margin Based Product; or (ii) a rate plan for which the amount of the Base Voice Commission payable with respect to a Subscription for such rate plan is (a) higher (a “Higher Base Voice Commission”), or (b) lower (a “Lower Base Voice Commission”) than the amount of the Base Voice Commission that has at such time been paid by Rogers Wireless Inc. to RCI with respect to such Subscription. In such an event, (i) if a Higher Base Voice Commission is applicable to the new rate plan, or (ii) if a Lower Base Voice Commission is applicable to the new rate plan or no Commission is payable for the new service or product, Rogers Wireless Inc. shall pay or Charge Back from RCI, as the case may be, an amount equal to the positive difference between (x) the Higher Base Voice Commission, the Lower Base Voice Commission or zero, as the case may be, and (y) the amount of the Base Voice Commission that has at such time been paid by Rogers Wireless Inc. to RCI with respect to such Subscription. For purposes of this Schedule “A”, the “Adjustment Period” means a period of one hundred and twenty (120) days that initially begins on the date of a Subscription and ends one hundred and twenty (120) days thereafter, unless such period is restarted as set out below. Such period shall be restarted on the date of any Rate Plan Change that occurs during the initial period of one hundred and twenty (120) days and shall thereafter be restarted on the date of each subsequent Rate Plan Change until such time as a period of one hundred and twenty (120) days has elapsed during which no Rate Plan Change as occurred.

3.	Wireless Data Services.

         Pursuant to Section 5.4 of this Schedule “A”, Rogers Wireless Inc. may, in its sole discretion, introduce new price plans and promotional offerings with respect to Wireless Data Services (including bundling voice/data packages) with varying compensation arrangements immediately upon notice to RCI.

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4.	Optional Features.

         Rogers Wireless Inc. agrees to pay Commissions to RCI for each Optional Feature (other than an Optional Feature that is included in any promotion, plan, or offer) that RCI sells to a Customer, in an amount determined by Rogers Wireless Inc., in its sole discretion, from time to time. Any such Commissions shall be paid as a one time payment one hundred thirty five (135) days following the date such Optional Feature was sold to the Customer, provided the Customer continues to use and has not cancelled any such Optional Feature during the first one hundred thirty five (135) days after the initial purchase thereof. Rogers Wireless Inc. may, from time to time prescribe additional conditions (including Charge Backs) and may modify the Optional Feature compensation structure with respect to any such Commissions by providing thirty (30) days notice thereof in writing to RCI.

5.	Miscellaneous.

5.1	No Commissions shall be payable with respect to cellular telephone numbers and/or wireless devices provided by Rogers Wireless Inc. and used by RCI for sales, marketing or demonstration purpose.

5.2	No Base Voice Commissions shall be payable to RCI with respect to changes to cellular telephone numbers by a Customer. In addition, no such changes shall affect the period for which Residual Commissions are payable.

5.3	Rogers Wireless Inc. shall not be required to pay any Commissions to RCI with respect to, without limitation, (i) fraudulent or improper Subscriptions, (ii) Subscriptions not activated in accordance with the rules and procedures established by Rogers from time to time, (iii) services or products not requested by the Customer, (iv) services de-activated due to buyer’s remorse, (v) activations made in error, or (vi) where RCI has failed to strictly comply with all activation procedures issued from time to time by Rogers Wireless Inc. in writing.

5.4	RCI acknowledges that, due to the competitive marketplace in which Rogers Wireless Inc. and RCI operate, Rogers Wireless Inc. may introduce new price plans and promotional offerings (including bundled hardware/airtime usage) with varying compensation arrangements immediately upon notice to RCI.

5.5	Notwithstanding anything to the contrary in this Schedule “A”, no Base Voice Commission shall be paid to RCI at any time with respect to a Customer’s:

(a)	renewal of a rate plan;

(b)	change from one rate plan to another rate plan; or

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(c)	activation of a Margin Based Product on any other plan or migration from a Margin Based Product to any other plan.

6.	Compensation for Margin Based Products.

         Rogers Wireless Inc. may from time to time and in its sole discretion, authorize RCI to sell certain products, including without limitation, Rogers Wireless Inc.’s prepaid cellular service known as “Pay As You Go”, with respect to which no Commissions or other compensation will be paid (“Margin Based Products”). RCI acknowledges and agrees that, unless otherwise specified by Rogers Wireless Inc. in writing, its entire compensation for the sale of any Margin Based Products shall be the margin between the amount that RCI pays to Rogers Wireless Inc. for such products and the price for which RCI sells them.

SCHEDULE “C”
TO ROGERS WIRELESS/ROGERS COMMUNICATIONS INC.
TERM SHEET

COSTING METHODOLOGY